Exhibit 4.45

Exclusive Technology

License and Service

Agreement

between

Beijing Wanguo Chang'an Science & Technology Co., Ltd.

and

GDS (Shanghai) Investment Co., Ltd.

Date: December 16, 2019

Exclusive Technology License and Service Agreement

This Exclusive Technology License and Service Agreement (hereinafter, “this Agreement”) is entered into by and between the following parties on December 16, 2019 in Shanghai, China:

(1)       Beijing Wanguo Chang'an Science & Technology Co., Ltd., a limited liability company duly incorporated and validly existing under the laws of the People's Republic of China, with legal address at Room 211, Building 36, Courtyard 1, North Disheng Street, Beijing Economic and Technological Development Zone (hereinafter, the “Party A”); and

(2)       GDS (Shanghai) Investment Co., Ltd., a wholly Hong Kong owned enterprise duly incorporated and validly existing under the laws of the People's Republic of China, with legal address at Room 1046A, 55 Xili Road, China (Shanghai) Pilot Free Trade Zone, China (hereinafter, the “Party B”).

(In this Agreement, Party A and Party B are collectively referred to as the “Parties”, and individually referred to as a “Party”.)

Foreword

Whereas, Party A is a limited liability company duly incorporated and validly existing in Beijing, whose main business scope includes technology development and technical service relating to computer disaster recovery backup and data backup, sale of self-developed products, domestic data transmission service through fixed network, Internet data center business (forbidden to build and expand the data center in Internet data service (except for cloud computing data center with PUE value below 1.4)); domestic Internet virtual private network business; Internet access service business (the operation license of value-added telecommunication business is valid until September 14, 2023). (The enterprises shall independently select business projects and carry out business activities; domestic data transmission business thorough fixed network; Internet data center business; domestic Internet virtual private network business; Internet access service business and projects subject to approval according to law shall only be carried out upon the approval of the relevant authorities and in compliance with the approved contents; the enterprise shall not engage in business activities on the projects prohibited and restricted by industrial policies of this city);

Whereas, Party B is a wholly foreign owned enterprise duly incorporated and validly existing in Shanghai, whose main business scope includes (I) making investment in the areas where foreign investment is allowed by the state; (II) providing the following services to the invested enterprises upon the written authorization of the invested enterprises (unanimously approved by the board of directors): 1. investment and operation decision-making, capital operation and financial management, research and development and technical support, undertaking the sharing services within the company group, and service outsourcing, staff training and management of overseas companies, marketing services and the above-mentioned related consulting services; 2. balancing foreign exchange among the invested enterprises with the consent and supervision of the foreign exchange administration department; 3. providing technical support, staff training, internal personnel management and other services in the process of product production, sales and market development for the invested enterprises; 4. assisting on the invested enterprises in seeking loans and provision of guarantee; 5. assisting or acting as an agent for the invested enterprise to purchase the machinery and equipment, office equipment for own use, components and parts needed for operation, from home and abroad, to sell the products produced by the invested enterprise at home and abroad with after-sales service to be provided; (III) establishing research and development centers or departments in China to engage in research and development of new products and high-tech, the transfer of the research and development achievements, and the provision of corresponding technical services; (IV) providing its investors with consulting services, and providing its affiliates with consulting services such as market information and investment policies related to its investment; (V) undertaking the service outsourcing business of its parent company and its affiliates, engaging in the wholesale, import and export of commission agency (excluding auction) and related supporting services computer, software and auxiliary equipment, electrical equipment, communication and radio and television equipment, electronic products, housing construction, decoration design and construction, mechanical and electrical equipment installation and maintenance; construction engineering consulting. [for projects subject to approval according to law, business activities can only be carried out only upon the approval of the relevant authorities];

Whereas, Party A needs Party B's software license and relevant service (see the definition below) and Party B agrees to provide the aforesaid service to Party A.

Now therefore, the Parties hereby mutually agree as follows through amicable negotiation:

Article 1 Terms and Definitions

1.1       Unless otherwise specified or in cases where the context demands a different interpretation, the terms used in this Agreement shall have the following meanings:

“Party A’s Business”:

All business conducted by Party A currently and at any time during the term of this Agreement, including but not limited to technology development and technical service relating to computer disaster recovery backup and data backup.

“Service”:

Software license, technical support and other service provided by Party B exclusively to Party A, covering the processing of Party A's data and implementation of relevant programs, including but not limited to:

(1) licenses for Party A to use relevant software applications necessary for its business;

(2)      IT total solutions necessary for Party A's business;

(3)      daily management, maintenance, and update of hardware equipment and databases;

(4)      development, maintenance and update of relevant software application;

(5)      training of Party A's professional technicians;

(6)      assistance to Party A in the collection and research of relevant technology information;

(7)      other relevant technology service and consulting service provided to Party A from time to time upon its request;

“Annual Business Plan”:	Party A's annual business development plan and budget report for the next year prepared under this Agreement with the assistance of Party B before November 30 every year.

“Service Charge”:	All fees paid by Party A to Party B in accordance with Article 3 of this Agreement for the software licenses and other service provided by Party B.

“Equipment”:	Any and all equipment owned by or purchased by Party B from time to time for the provision of service.

“Business Related Technology”:	Any and all software and technology related to Party A's (including its subsidiary's) business and developed by Party A on the basis of the services provided by Party B under this Agreement.

“Client Information”	has the same meaning as the one stipulated by Paragraph 1, Article 6 under this Agreement.

“Confidential Information”	has the same meaning as the one stipulated by Paragraph 2, Article 6 under this Agreement.

“Breaching Party”	has the same meaning as the one stipulated by Paragraph 1, Article 11 under this Agreement.

“Breach”	has the same meaning as the one stipulated by Paragraph 1, Article 11 under this Agreement.

“Said Party's Right”	has the same meaning as the one stipulated by Paragraph 5, Article 13 under this Agreement.

“China”:	For the purpose of this Agreement, China refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

1.2       To invoke any laws and regulations (the “Laws”) under this Agreement means:

(1)       To invoke at the same time the content of the amendments, adjustments, complements and revisions of the Laws no mater it comes into effect before or after the conclusion of this Agreement, and

(2)       To invoke at the same time other decisions, notices and rules made or taking effect according to the Laws.

1.3       Unless otherwise stipulated in the context of this Agreement, all articles, paragraphs and subparagraphs as well as their subdivisions and abbreviations cited herein refer to this Agreement and its amendments, if any

Article 2 Service

2.1       Party A needs Party B's service in order to do business better and Party B agrees to provide such service to Party A. For this purpose, Party A herewith authorizes Party B as its exclusive provider of software and technical service and Party B agrees to accept the authorization.

2.2       Party B shall, in accordance with the provisions of this Agreement, provide service to Party A and Party A shall help facilitating Party B's service.

Article 3 Service Charge

3.1       As stipulated in Paragraph 2 of this Article 3, Party A agrees to pay the fees for the service provided by Party B according to Article 2 of this Agreement.

3.2       The Parties agree that the service fees shall be paid in accordance with the following stipulations:

(1)       Party A shall pay depreciation expenses to Party B on a monthly basis. Party A shall, before the tenth (10) workday of each month, pay to Party B a depreciation expense calculated by amortizing the actual value determined annually at the beginning of a year to the equipment's period of depreciation.

(2)       Party B shall be entitled to all of Party A's business net profits for considerations of the service provided by Party B to Party A under this Agreement. After each fiscal year, both parties shall calculate the sales service fees stipulated according to Party A’s total pre-tax revenue and net profit of last fiscal year reported in the audit report issued by a Chinese certified accounting firm recognized by both parties, in order to negotiate on and determine the annual service fees to be paid by Party A to Party B. Party A undertakes to provide the related Chinese certified accounting firm with all necessary materials and assistance and urge the accounting firm to complete the audit report of last fiscal year and issue it to both Party A and Party B within thirty (30) workdays after the end of last fiscal year. Where any dispute arises between the Parties over the specific amount of the service fee determined in accordance with Article 3 of this Agreement, the figure confirmed by Party B shall prevail.

3.3       Party A shall transfer all the service fees of the previous year determined as per the above-mentioned Article 3.2(2) to the bank account designated by Party B in accordance with the provisions of this Article. In case Party B changes its bank account, it shall notify Party A in writing the change seven (7) workdays in advance.

3.4       Notwithstanding the provisions in Paragraph 1, Article 3 of this Agreement, the Parties may adjust the specific amount of equipment depreciation referred to in Article 3.2(1) by consensus.

Article 4 Obligations of Party A

4.1       The service provided by Party B under this Agreement is exclusive. During the term of this Agreement, Party A shall and shall procure its subsidiary not to enter into any other agreements with a third party for a service identical or similar to Party B's service without prior written permission from Party B.

4.2       Party A shall provide Party B with the final copy of Party A and its subsidiary's annual business plan for the next year before November 30 of each year to help Party B to prepare relevant service plan and purchase software, equipment and consolidate its technical service force. In case Party A requires Party B to extemporaneously buy new equipment, it shall negotiate and reach a consensus with Party B fifteen (15) days in advance.

4.3       To facilitate Party B's provision of service, Party A shall and procure its subsidiary to provide relevant information to Party B promptly and accurately upon Party B’s request.

4.4       Party A shall pay Party B the service fees on time and in full in accordance with Article 3 of this Agreement.

4.5       Party A shall maintain its good reputation, proactively expand business, and maximize its profit.

Article 5 Intellectual Property Rights

5.1       The intellectual property rights of the products created during Party B's provision of service go to Party B。

5.2       Whereas the business operation of Party A relies on the service provided by Party B under this Agreement, Party A agrees to make the following arrangements regarding the Business Related Technology developed by Party A (including and its subsidiary) on the basis of such service:

(1)       If a Business Related Technology is developed by Party A or its subsidiary in a further development entrusted by Party B, or as a result of the collaboration between Party A or its subsidiary and Party B, then the ownership and claims of patent application go to Party B.

(2)       If a Business Related Technology is independently developed by Party A or its subsidiary, the ownership of the technology shall belong to the Party A Party A or its subsidiary, provided: (A) Party A has notified or has procured its subsidiary to notify Party B of details of the technology in a timely manner, and has provided Party B with necessary information; (B) If Party A or its subsidiary is going to license or transfer the technology, Party B shall, without violating the applicable enforced Chinese laws & regulations, has the priority to purchase the technology or be licensed to use the technology exclusively, and Party B may use the technology to the same extent to which Party A or its subsidiary would transfer or license the technology to others (Party B has the right to decide whether or not to accept the offer of the transfer or the license); Party A or its subsidiary may, upon Party B’s waiver of preemptive right and the exclusive right to the technology, transfer or license the technology to a third party with conditions no superior to those offered to Party B (including but not limited to the transfer price or license fee), and shall guaranty the third party will fully abide by and perform the duties and obligations of Party A under this Agreement. (C) With the exception of the situations specified in Article 5.3(2)(B), Party B has the right to purchase the technology within the term stipulated by Article 8.1 of this Agreement; in such cases, Party A shall, without violating applicable Chinese laws & regulations, accept or procure its subsidiary to accept Party B’s aforesaid offer at the lowest price allowed by applicable laws.

5.3       If Party B is licensed the exclusive right to use the technology as per Article 5.2(2), the aforesaid license shall comply with the following provisions in this Paragraph:

(1)       The term of the license shall be no less than five (5) years (as of the effective date of the license agreement);

(2)       The scope of the rights licensed shall be defined as wide as possible;

(3)       Within the term and the scope of the license, no Party (including Party A and its subsidiary) other than Party B may use or license the technology in any way;

(4)       Without breaching Article 5.3(3), Party A or its subsidiary has the right to decide at its discretion to license any other third party to use the technology;

(5)       Upon expiration of the license, Party B shall be entitled to renew the license agreement and Party A shall or shall procure its subsidiary to agree on, and the provisions of the license shall remain unchanged at that time unless Party B confirms the adjustments.

5.4       Notwithstanding the provisions in the above-mentioned Article 5.2(2), the patent application for any Business Related Technology referred to in the Paragraph shall be handled in accordance with the following provisions:

(1)       If Party A or its subsidiary wants to apply for patent for any Business Related Technology described in the aforementioned subparagraph, it shall obtain prior written permission from Party B.

(2)       Party A or its subsidiary may apply for patent for any Business Related Technology independently or transfer such right to a third party only upon the waiver of such rights of Party B. In case Party A or its subsidiary transfers the afore-mentioned claims of patent application to a third party, Party A shall guarantee or procure its subsidiary to guarantee that the third party will fully abide by and perform the duties and obligations of Party A under this Agreement; meanwhile, the conditions (including but not limited to the transfer price) Party A or its subsidiary offers to the third party shall not be more preferential than that offered to Party B as described in paragraph 3 of this Article.

(3)       Within the term of this Agreement, Party B may at any time require Party A or its subsidiary to file a patent application for such Business Related Technology, and determine at its discretion whether or not to purchase such patent application right. Upon Party B’s written request, Party A shall or shall procure its subsidiary to transfer the claims of patent application to Party B without violating applicable Chinese laws & regulations at the lowest price allowable by law; Party B will be the legal owner of such claims of patent application and, after having been granted the patent, become the legal owner of the claims of patent application.

5.5       The Parties promise to each other that it will indemnify the other Party of any and all economic losses incurred by its (including its subsidiaries) infringement of any third party’s intellectual rights (including but not limited to publish rights, trademark rights, patent rights and know-how).

Article 6 Confidentiality

6.1       Within the term of this Agreement, all client information and other related materials (the “Client Information”) related to the business of Party A and the service provided by Party B are shared by both Parties.

6.2       Both parties shall keep strict confidential each Party’s business secrets, proprietary information, Client Information and related materials shared by them and any nonpublic information of each Party (collectively the “Confidential Information”) no matter whether this Agreement has been terminated. Except for disclosure made with a prior written permission from the other Party, the recipient shall not disclose, provide or transfer the Confidential Information or any part thereof to any third party (including that recipient merges with, is merged with, is directly or indirectly controlled by a third party). Upon the termination of this Agreement, Party A shall return any document, material or software with Confidential Information back to the original owner or the provider of the Confidential Information, or destroy by itself with the consent of the original owner or the provider, including removing any confidential information from any relevant memory device, and shall not continue to retain such Confidential Information. Party A and Party B shall take necessary measures to disclose Confidential Information only to their employees, agents or professional advisers who are necessary to learn about, and to cause the said employees, agents or professional advisers to enter into specific confidentiality agreements and comply with such agreements.

6.3       The following information is not confidential:

(a)       Information that is publicly available at the time of disclosure;

(b)       Information released into a public domain or known to the public for reasons other than the recipient's fault;

(c)       Information possessed by the recipient before disclosure and not received from the provider directly; or

(d)       Information disclosed by the recipient to relevant government authorities, stock exchange, etc. under the obligation as prescribed by law, or disclosed to its legal counsel and financial consultant to the extent required by its normal operations.

6.4       Both Parties agree that this article shall survive the modification, rescission or termination of this Agreement.

Article 7 Undertaking and Warranty

7.1       Party A hereby represents, warranties and undertakes that:

7.1.1   It is a limited liability company duly incorporated and validly existing under the laws of its place of registration as an independent judicial person and with complete, independent legal status and legal competence to sign, deliver and perform this Agreement, as an independent subject of proceedings.

7.1.2   It is vested with full power and authority to complete the transaction referred to in this Agreement and the signing of all other documents related to the transaction referred to in this Agreement. This Agreement has been legitimately and appropriately executed and delivered by it. This Agreement constitutes a legal and binding obligation of it, enforceable against it in accordance with the terms of the Agreement.

7.1.3   At the date of this Agreement, it has the “Legal Enterprise Business License” necessary for its operation. It has full right and qualification to do business within the territory of China. No litigation, arbitration or administrative procedure relevant to the equity interest and assets of the Company or the corporation is in the process, to be settled or potentially take place;

7.1.4   It will provide Party B with financial statement for the quarter and budget for the next quarter within fifteen (15) workdays at the end of a quarter and will provide the consolidated financial statement for a fiscal year and the budget for the next fiscal year within thirty (30) workdays upon the end of the fiscal year.

7.1.5   It will promptly notify Party B of all legal proceedings and other unfavorable situations that involve itself and will make utmost efforts to curb the losses and damages.

7.1.6   Without prior written permission from Party B, Party A shall neither dispose of its important assets nor change its current equity shares structure.

7.2       Party B hereby represents and warranties that:

7.2.1   It is a limited liability company duly incorporated and validly existing under the laws of its place of registration as an independent judicial person and with complete, independent legal status and legal competence to sign, deliver and perform this Agreement, as an independent subject of proceedings.

7.2.2   It is vested with full power and authority to complete the transaction referred to in this Agreement and the signing of all other documents related to the transaction referred to in this Agreement. This Agreement has been legitimately and appropriately executed and delivered by it. This Agreement constitutes a legal and binding obligation of it, enforceable against it in accordance with the terms of the Agreement.

Article 8 Term of Agreement

8.1      Both Parties hereby confirm that this Agreement takes effect upon its formal execution by both Parties. Unless it is prematurely terminated by both Parties in writing, this Agreement shall not be expired.

8.2      The obligations of Party A and Party B under Article 3 and Article 6 of this Agreement shall survive the termination of this Agreement.

Article 9 Indemnification

Party A shall indemnify Party B against any and all losses incurred or may be incurred as a result of Party B's provision of service, including but not limited to losses sustained from legal suits, recovery, arbitration, claims and administrative investigation and penalties, with the exceptions of the losses caused by Party B’s intentional misconduct or gross negligence.

Article 10 Notification

10.1    All notices between the Parties in connection with the performance of the rights and obligations under this Agreement shall be made in writing and shall be delivered in person, by registered mail, postage prepaid mail, recognized express mail, facsimile to the Party concerned.

10.2    If any of such notices or other correspondences is transmitted by facsimile or telex, it shall be treated as delivered immediately upon transmission; if delivered in person, it shall be treated as delivered at the time of delivery; if posted by mail, it shall be deemed delivered five (5) days after posting.

Article 11 Breach of Agreement

11.1    The Parties agree and confirm that, any substantial violation of any provision under this Agreement, or substantially non-performance of this Agreement by a Party (the “Breaching Party”) constitutes a breach of the Agreement (the “Breach of Agreement”), the non-breaching Party shall be entitled to ask the Breaching Party to correct or take remedial measures within a reasonable time limit. Where the Breaching Party does not take any remedy measures in a reasonable time limit by the non-breaching Party or within 10 days after the written notice of the non-breaching Party, if the Breaching Party is Party A, then the non-breaching Party has the right to take any of the following measures at its discretion: (1) terminate this Agreement and require full compensation from the Breaching Party; or require

Party A ’s compulsory performance of the liabilities under this Agreement as well as the full compensation from Party A; or (2) require the compulsory performance of the obligations of and full compensation from the Breaching Party under this Agreement; if the Breaching Party is Party B, then the non-breaching Party has the right to require the compulsory performance of the obligations of and full compensation from the Breaching Party under this Agreement.

11.2    Both parties agree and confirm that Party A shall under no circumstances terminate this agreement with whatever reasons, unless otherwise specified in this Agreement or required by law.

11.3    Notwithstanding any other provisions herein, the effect of Article 11 in this Agreement shall survive the suspension or termination of this Agreement.

Article 12 Force Majeure

In case any Party is unable to perform this Agreement at all or in accordance with the conditions agreed upon because of earthquakes, typhoons, floods, fire, wars, computer viruses, design flaws of instrumental tools, hacker attacks on the Internet, changes of policies and laws and other situations which cannot be foreseen, avoided or overcame, the affected Party shall immediately notify the other Party by fax and provide within 30 days the details of the force majeure and evidence documents proving the reasons that it is unable to perform this agreement or the performance of this agreement will be delayed. The aforesaid certificate documents shall be issued by a notarization institution located in the area where the force majeure event takes place. The Parties shall, depending on the impact of the force majeure event on the performance of this Agreement, negotiate whether the obligations under this Agreement should be partly exempted or postponed. Both parties are exempted from the compensation liability for economic losses caused by force majeure events.

Article 13 Miscellaneous

13.1    This Agreement is made in duplicate (2 copies), with each Party holding a copy.

13.2    The conclusion, validity, performance, amendment, interpretation and termination of this Agreement are governed by the laws of the People's Republic of China.

13.3    The Parties shall strive to settle any dispute or conflicts in connection with this Agreement through amicable negotiation. If the discrepancies cannot be solved by negotiations within thirty (30) days, they should be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with the commission's arbitration rules in Shanghai. The award of the arbitration shall be final and binding upon the Parties.

13.4    Any right, power or remedy granted to a Party by one term of this Agreement does not exclude the Party from any right, power or remedy granted by other terms or laws and regulations.

13.5    No failure or delay by any Party in exercising any right, power or remedy provided by law or under this Agreement (the “Said Party’s Right”) shall be construed as a waiver of it and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

13.6    The headings hereof have been inserted for convenience of reference only, under no circumstances shall such headings be construed to affect the meaning, construction or effect of this Agreement.

13.7    This Agreement supersedes any other writing or oral agreements entered into by and between the Parties and constitutes a complete agreement between the Parties.

13.8    The provisions of this Agreement are severable and independent to one another. If at any time one or several articles herein shall be deemed invalid, illegal or unenforceable, the validity, legality or enforceability of other provisions herein shall not be affected thereby.

13.9    The Parties may amend and supply this Agreement with a written agreement. The amendment and supplement duly executed by the Parties shall be a part of this Agreement and shall have the same legal effect as this Agreement.

13.10  Without prior written permission from the other Party, no Party may transfer any of its rights and/or obligations under this Agreement to any third party.

13.11   This Agreement is binding to all the parties herein and their respective lawful successors and assignees.

13.12   The Parties undertake that they will report and pay their respective Taxes and Fees relating to the transaction under the Agreement.

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Signature page

In witness whereof, this Exclusive Technology License and Service Agreement is signed by the Parties on the date and at the place first above written.

Party A:

Beijing Wanguo Chang'an Science & Technology Co., Ltd.

(Seal)

Signature:	/s/ Chen Yilin
Name:	Chen Yilin
Post:	Legal Representative

Party B:

GDS (Shanghai) Investment Co., Ltd.

(Seal)

Signature:	/s/ Huang Wei
Name:	Huang Wei
Post:	Legal Representative